Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items
72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Health Care Fund
	72DD		73A		74U        	74V
	Dollar		Per Share	Shares
     	Distributions	Distributions	Outstanding	NAV

Class A		0		0	6,630,284	14.59
Class B		0		0	2,778,449	13.46
Class C		0		0	2,838,943	13.45
Class I		0		0	   431,028	15.00